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Exhibit 12(b)

THE BEAR STEARNS COMPANIES INC.
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED DIVIDENDS
(IN THOUSANDS, EXCEPT FOR RATIO)

	Fiscal Year Ended November 30, 2002	Fiscal Year Ended November 30, 2001	Fiscal Year Ended November 30, 2000	Five-Months Ended November 26, 1999	Fiscal Year Ended June 30, 1999	Fiscal Year Ended June 30, 1998
Earnings before taxes on income	$1,310,963	$934,444	$1,171,523	$453,592	1,064,108	1,063,492

Add: Fixed Charges
Interest	1,762,580	3,793,998	4,772,286	1,524,046	3,344,190	3,622,629
Interest factor in rents	37,735	33,500	32,200	12,783	31,363	30,130

Total fixed charges	1,800,315	3,827,498	4,804,486	1,536,829	3,375,553	3,652,759

Earnings before fixed charges and taxes on income	$3,111,278	$4,761,942	$5,976,009	$1,990,421	$4,439,661	$4,716,251

Preferred stock dividends	$35,606	$39,113	$39,113	$16,297	$39,430	$31,012
Ratio of income before provision for income taxes to net income*	149%	151%	152%	159%	158%	161%

Preferred dividend factor on pretax basis	53,142	59,074	59,264	25,863	62,340	49,939
Total fixed charges and preferred dividends	$1,853,457	$3,886,572	$4,863,750	$1,562,692	$3,437,893	$3,702,698

Ratio of earnings to fixed charges and preferred stock dividends	1.7	1.2	1.2	1.3	1.3	1.3

*
Represents income before provision for income taxes divided by net income, which adjusts dividends on preferred stock to a pre-tax basis.

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  Exhibit 12(b)
THE BEAR STEARNS COMPANIES INC. COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS (IN THOUSANDS, EXCEPT FOR RATIO)